Exhibit 99.1

ArcelorMittal publishes convening notice for its Annual General Meeting of shareholders
4 April 2025, 08:00 CET
ArcelorMittal (the ‘Company’) has today published the convening notice for its Annual General Meeting of shareholders (the ‘General Meeting’), which will be held on 6 May 2025 at 12:30 CET at the Company’s registered office, 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.
The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 22 April 2025 at midnight (24:00 CET) (the ‘Record Date’).
The convening notice, the Annual Report 2024, the Form 20-F 2024, the voting forms and all other meeting documentation will be available on ArcelorMittal's website www.arcelormittal.com under ‘Investors – Equity investors – Shareholders events – AGM – Annual General Meeting of shareholders, 6 May 2025’. Shareholders may obtain a soft copy of the Annual Report 2024 (in English) by making a request by e-mail to privateinvestors@arcelormittal.com unless they specify that they would like to receive free of charge a hard copy by mail (in which case they should provide the relevant postal address) or at the Company’s registered office.
ENDS
About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore.

Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

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